VEON Receives Nasdaq Notice on Delayed Filing of 2022 Annual Report VEON Progresses Towards Compliance with Nasdaq Filing Requirements, Reconfirms Appointment of Independent External Auditor for 2022 Annual Report Amsterdam, 8 May 2023 – VEON Ltd. (NASDAQ, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, (“VEON” or the “Company”), today confirms that on May 3, 2023 it received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that, as a result of the Company’s delay in filing its Annual Report on Form 20-F for the year ended December 31, 2022 (the “2022 20-F”) as indicated in the Company’s Notification of Late Filing on Form 12b-25 filed with the with the U.S. Securities and Exchange Commission on May 2, 2023, the Company is not in compliance with the timely filing requirements for continued listing under Nasdaq Listing Rule 5250(c)(1). As the Company has previously reported in its Notification of Late Filing, due to extraordinary circumstances it was not able to engage an independent auditor for the year ended December 31, 2022 on a normal timeframe, and has recently confirmed the appointment of its independent external auditor for 2022. As a result, VEON is unable to file its Form 20-F within the prescribed time as VEON requires additional time to complete VEON’s consolidated financial statements, and, subsequently, receive the related audit report on the financial statements and internal control over financial reporting. Today, the Company has also submitted to Nasdaq its plan to regain compliance, which includes working diligently together with its independent external auditor in order to complete and file its 2022 20-F. Following submission of the Company's plan to Nasdaq, Nasdaq may grant the Company an exception of up to 180 calendar days from the due date, or until October 30, 2023, to regain compliance. The notification has no immediate effect on the continued listing status of VEON’s American Depositary shares (“ADSs”) on Nasdaq and its ADSs will continue to trade on The Nasdaq

Capital Market. Furthermore, VEON’s business operations are not affected by the receipt of the notification. About VEON VEON is a global digital operator that currently provides converged connectivity and online services to nearly 160 million customers in six dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s timeline for publication of its annual report and compliance with Nasdaq listing requirements. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward- looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. There can be no assurance that the initiatives referred to above will be successful. Contact information VEON Investor Relations Nik Kershaw ir@veon.com